Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145845

March 28, 2008

iPath Exchange Traded Notes

iPATH® OPTIMIZED CURRENCY CARRY ETN

iPath Exchange Traded Notes (ETNs) are senior, unsubordinated, unsecured debt securities issued by Barclays Bank PLC delivering exposure to the returns of a market or strategy with the trading flexibility of an equity. Investors can trade on an exchange at market price or receive a cash payment at the scheduled maturity date or through early redemption,1 based on the performance of the index less investor fees. The iPath® Optimized Currency Carry ETN is designed to provide investors with cost-effective exposure to the Barclays Intelligent Carry Index.™

NOTE DETAILS

Ticker	ICI
Intraday indicative value ticker	ICI.IV
Bloomberg index ticker	BXIICIUS
CUSIP	06739H412
Primary exchange	NYSE Arca
Yearly fee	0.65%[2]
Inception date	1/31/08
Maturity date	1/28/38
Index	Barclays Intelligent Carry Index™

CUMULATIVE RETURN GRAPH OF THE BARCLAYS INTELLIGENT CARRY INDEX™

As of 2/29/08 (daily returns). Index returns prior to 9/25/06 are hypothetical and are an illustration of how the index would have performed based on current methodology. This data does not reflect actual performance of the index.

CURRENCY BREAKDOWN

ISSUER DETAILS

Barclays Bank PLC long-term unsecured obligations*
S&P Rating	AA
Moody’s Rating	Aa1

*	The iPath ETNs are not rated, but rely on the ratings of their issuer, Barclays Bank PLC. Credit ratings are subject to revision or withdrawal at any time by the assigning rating organization, which may have an adverse effect on the market price or marketability of the iPath ETNs.

INDEX CORRELATIONS

Barclays Intelligent Carry Index™	1.00
Dow Jones-AIG Commodity Index Total ReturnSM	-0.03
S&P 500® Index	0.33
Lehman U.S. Aggregate Index	0.07
MSCI EAFE Index	0.29

Sources: Barclays Capital, MSCI, Lehman Brothers, S&P, Dow Jones. (2/03–2/08) based on monthly returns.

[1]	Investors may redeem at least 50,000 units of the iPath® Optimized Currency Carry ETN directly to the issuer, Barclays Bank PLC, subject to the procedures described in the relevant prospectus.
[2]

The investor fee is equal to the Yearly Fee times the principal amount of your securities times the index factor, calculated on a daily basis in the following manner: The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to the Yearly Fee times the principal amount of your securities times the index factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day) divided by 365. The index factor on any given day will be equal to the closing value of the index on that day divided by the initial index level. The initial index level is the value of the index on the inception date.

iPATH® OPTIMIZED CURRENCY CARRY ETN

The Barclays Intelligent Carry Index™ adopts an innovative strategy to enable investors to capture returns from foreign currency markets. The index is designed to reflect the total return of an “Intelligent Carry Strategy,” which, through an objective and systematic methodology, seeks to capture the returns that are potentially available from a strategy of investing in high-yielding currencies with the exposure financed by borrowings in low-yielding currencies sometimes referred to as the “carry trade.” The pool of currencies to which the index may apply these strategies is commonly referred to as the “G10 currencies” and includes the U.S. dollar, the euro, the Japanese yen, the Canadian dollar, the Swiss franc, the British pound sterling, the Australian dollar, the New Zealand dollar, the Norwegian krone and the Swedish krona.

INDEX TOTAL RETURNS AND STANDARD DEVIATION

(as of 2/29/08)

	1-YEAR RETURN %	3-YEAR RETURN % ANNUALIZED		5-YEAR RETURN % ANNUALIZED		STANDARD DEVIATION % ANNUALIZED‡
Barclays Intelligent Carry Index™	0.19	9.27	†	9.87	†	6.22
Dow Jones-AIG Commodity Index Total ReturnSM	31.31	15.92		15.41		14.54
S&P 500® Index	-3.60	5.37		11.64		9.15
Lehman U.S. Aggregate Index	7.30	5.18		4.50		3.61
MSCI EAFE Index	0.84	12.76		21.18		11.35

Sources: Barclays Capital, MSCI Inc., S&P, Lehman Brothers, Dow Jones.

†	These figures include hypothetical performance data prior to 9/25/06.
‡	Based on monthly returns, calculated for time period of 2/28/03–2/29/08.

Index returns are for illustrative purposes only and do not represent actual iPath ETN performance. Index performance returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an index. Past performance does not guarantee future results. For current index and iPath ETN performance, go to www.iPathETN.com.

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A. (“BGINA”), assists in the promotion of the Securities. Barclays Global Investors, N.A. and Barclays Capital Inc. (“BCI”) are affiliates of Barclays Bank PLC.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to direct investment in index or index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. Sales in the secondary market may result in significant losses.

iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in similar markets and are available to retail investors. Buying and selling iPath ETNs will result in brokerage commissions.

An investment in iPath ETNs linked to the performance of the Barclays Intelligent Carry IndexTM is subject to risks associated with fluctuations, particularly a decline, in the value of the index. Because the carry trade involves investing in high-yielding currencies with the exposure financed by borrowings in low-yielding currencies, the success of the index strategy, the level of the index and the market value of the securities will depend on the exchange rates and interest rates applicable to the index constituent currencies. If the applicable exchange rates or interest rates move against the direction targeted by the index strategy, the level of the index, and the market value of the securities, will decline. Factors that may contribute to volatile fluctuations in the index include exchange rates applicable to the index constituent currencies, interest rates applicable to the constituent currencies, the prevailing interest rate environment, and global or regional economic, financial, political, regulatory, geographical or judicial events that affect exchange rates and interest rates.

Barclays Intelligent Carry IndexTM and the USD Intelligent Carry IndexTM are trademarks of Barclays Bank PLC and have been licensed for use by Barclays Capital in connection with the calculation of the Index.

© 2008 BGINA. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. 6413-iP-0308 1047-08JB-3/08

Not FDIC Insured • No Bank Guarantee • May Lose Value

FIND YOUR iPATH	1–877–76–iPATH	www.iPathETN.com